1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2020 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	June 10, 2020	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC May 2020 Revenue Report

Hsinchu, Taiwan, R.O.C. – June 10, 2020 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for May 2020: On a consolidated basis, revenues for May 2020 were approximately NT$93.82 billion, a decrease of 2.3 percent from April 2020 and an increase of 16.6 percent from May 2019. Revenues for January through May 2020 totaled NT$500.42 billion, an increase of 33.9 percent compared to the same period in 2019.

TSMC May Revenue Report (Consolidated):

(Unit:NT$ million)
Period	May 2020	April 2020	M-o-M Increase (Decrease) %	May 2019	Y-o-Y Increase (Decrease) %	January to May 2020	January to May 2019	Y-o-Y Increase (Decrease) %
Net Revenues	93,819	96,002	(2.3)	80,437	16.6	500,418	373,835	33.9

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer Public Relations Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of May 2020.

1.	Sales volume (in NT$ thousands)
	Period	Items	2020	2019
	May	Net sales	93,819,010	80,436,931
	Jan. ~ May	Net sales	500,417,765	373,835,015

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		57,506,195	22,714,982
	TSMC Global**		399,824,488	92,928,700
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
	** The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		419,066,500	2,494,485
	TSMC Japan Ltd.**		167,626,600	367,620
	* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC. ** The guarantee was provided to TSMC Design Technology Japan, Inc., a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	197,682,898
	Mark to Market Profit/Loss	1,066,965
	Unrealized Profit/Loss	2,022,887
Expired Contracts	Notional Amount	348,769,386
	Realized Profit/Loss	(1,608,319)
Equity price linked product (Y/N)		N

‧TSMC Partners
		Convertible Bond
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	-
Expired Contracts	Notional Amount	119,908
	Realized Profit/Loss	(3,826)
Equity price linked product (Y/N)		Y

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	12,850,509
	Mark to Market Profit/Loss	(59,949)
	Unrealized Profit/Loss	(174,964)
Expired Contracts	Notional Amount	67,488,435
	Realized Profit/Loss	(187,312)
Equity price linked product (Y/N)		N

‧VisEra Tech
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	1,047,994
	Mark to Market Profit/Loss	(861)
	Unrealized Profit/Loss	(9,016)
Expired Contracts	Notional Amount	2,005,562
	Realized Profit/Loss	4,479
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	1,715,911
	Mark to Market Profit/Loss	(7,358)
	Unrealized Profit/Loss	(23,606)
Expired Contracts	Notional Amount	11,543,946
	Realized Profit/Loss	(52,800)
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	(2,807)
Expired Contracts	Notional Amount	1,342,392
	Realized Profit/Loss	(39,942)
Equity price linked product (Y/N)		N

‧TSMC Global
		Future
Margin Payment		(51,051)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	3,264,495
	Mark to Market Profit/Loss	(6,264)
	Unrealized Profit/Loss	(29,227)
Expired Contracts	Notional Amount	15,534,081
	Realized Profit/Loss	(330,023)
Equity price linked product (Y/N)		N